UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

ReachLocal, Inc.
(Name of Issuer)
Common Stock, $0.00001 par value per share
(Title of Class of Securities)
75525F 10 4
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	75525F 10 4

1	NAMES OF REPORTING PERSONS Rho Ventures V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,331,966 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

3,331,966 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,331,966 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.9%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This statement on Schedule 13G is filed by Rho Ventures V, L.P. (“RV V”), Rho Ventures V Affiliates, L.L.C. (“RV V Affiliates”), Rho Capital Partners LLC (“RCP LLC”), RMV V, L.L.C. (“RMV”), Joshua Ruch (“Ruch”), Habib Kairouz (“Kairouz”) and Mark Leschly (“Leschly,” together with RV V, RV V Affiliates, RCP LLC, RMV, Ruch and Kairouz, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 3,063,033 shares held by RV V, and (ii) 268,933 shares held by RV V Affiliates. RMV is the general partner of RV V and the managing member of RV V Affiliates. RCP LLC is the managing member of RMV. As such, RCP LLC and RMV possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. RCP LLC and RMV hold no shares of the Issuer directly. Ruch, Kairouz and Leschly are the managing members of RCP LLC, the managing member of RMV. As such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates.
(3) This percentage set forth on the cover sheets are calculated based on 27,903,926 shares of the Common Stock reported to be outstanding as of November 3, 2010 as set forth in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 4, 2010.

CUSIP No.	75525F 10 4

1	NAMES OF REPORTING PERSONS Rho Ventures V Affiliates, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,331,966 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

3,331,966 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,331,966 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.9%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 3,063,033 shares held by RV V, and (ii) 268,933 shares held by RV V Affiliates. RMV is the general partner of RV V and the managing member of RV V Affiliates. RCP LLC is the managing member of RMV. As such, RCP LLC and RMV possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. RCP LLC and RMV hold no shares of the Issuer directly. Ruch, Kairouz and Leschly are the managing members of RCP LLC, the managing member of RMV. As such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates.
(3) This percentage set forth on the cover sheets are calculated based on 27,903,926 shares of the Common Stock reported to be outstanding as of November 3, 2010 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 4, 2010.

CUSIP No.	75525F 10 4

1	NAMES OF REPORTING PERSONS Rho Capital Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,331,966 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

3,331,966 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,331,966 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.9%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 3,063,033 shares held by RV V, and (ii) 268,933 shares held by RV V Affiliates. RMV is the general partner of RV V and the managing member of RV V Affiliates. RCP LLC is the managing member of RMV. As such, RCP LLC and RMV possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. RCP LLC and RMV hold no shares of the Issuer directly. Ruch, Kairouz and Leschly are the managing members of RCP LLC, the managing member of RMV. As such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates.
(3) This percentage set forth on the cover sheets are calculated based on 27,903,926 shares of the Common Stock reported to be outstanding as of November 3, 2010 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 4, 2010.

CUSIP No.	75525F 10 4

1	NAMES OF REPORTING PERSONS RMV V, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,331,966 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

3,331,966 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,331,966 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.9%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 3,063,033 shares held by RV V, and (ii) 268,933 shares held by RV V Affiliates. RMV is the general partner of RV V and the managing member of RV V Affiliates. RCP LLC is the managing member of RMV. As such, RCP LLC and RMV possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. RCP LLC and RMV hold no shares of the Issuer directly. Ruch, Kairouz and Leschly are the managing members of RCP LLC, the managing member of RMV. As such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates.
(3) This percentage set forth on the cover sheets are calculated based on 27,903,926 shares of the Common Stock reported to be outstanding as of November 3, 2010 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 4, 2010.

CUSIP No.	75525F 10 4

1	NAMES OF REPORTING PERSONS Joshua Ruch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,331,966 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

3,331,966 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,331,966 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.9%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 3,063,033 shares held by RV V, and (ii) 268,933 shares held by RV V Affiliates. RMV is the general partner of RV V and the managing member of RV V Affiliates. RCP LLC is the managing member of RMV. As such, RCP LLC and RMV possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. RCP LLC and RMV hold no shares of the Issuer directly. Ruch is a managing member of RCP LLC, the managing member of RMV. As such, Ruch possesses power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. Ruch holds no shares of the Issuer directly.
(3) This percentage set forth on the cover sheets are calculated based on 27,903,926 shares of the Common Stock reported to be outstanding as of November 3, 2010 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 4, 2010.

CUSIP No.	75525F 10 4

1	NAMES OF REPORTING PERSONS Habib Kairouz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		76,357 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,331,966 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		76,357 shares of Common Stock

WITH:	8	SHARED DISPOSITIVE POWER

3,331,966 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,408,323 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.2%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 3,063,033 shares held by RV V, and (ii) 268,933 shares held by RV V Affiliates. RMV is the general partner of RV V and the managing member of RV V Affiliates. RCP LLC is the managing member of RMV. As such, RCP LLC and RMV possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. RCP LLC and RMV hold no shares of the Issuer directly. Kairouz is a managing member of RCP LLC, the managing member of RMV. As such, Kairouz possesses power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates.
(3) This percentage set forth on the cover sheets are calculated based on 27,903,926 shares of the Common Stock reported to be outstanding as of November 3, 2010 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 4, 2010.

CUSIP No.	75525F 10 4

1	NAMES OF REPORTING PERSONS Mark Leschly

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Kingdom of Denmark

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,331,966 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

3,331,966 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,331,966 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.9%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 3,063,033 shares held by RV V, and (ii) 268,933 shares held by RV V Affiliates. RMV is the general partner of RV V and the managing member of RV V Affiliates. RCP LLC is the managing member of RMV. As such, RCP LLC and RMV possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. RCP LLC and RMV hold no shares of the Issuer directly. Leschly is a managing member of RCP LLC, the managing member of RMV. As such, Leschly possesses power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. Leschly holds no shares of the Issuer directly.
(3) This percentage set forth on the cover sheets are calculated based on 27,903,926 shares of the Common Stock reported to be outstanding as of November 3, 2010 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 4, 2010.

CUSIP No.	75525F 10 4
Introductory Note: This statement on Schedule 13G is filed by the Reporting Persons in respect of shares of Common Stock, par value $0.00001 per share (“Common Stock”), of ReachLocal, Inc. (the “Issuer”).

Item 1(a).	Name of Issuer:
ReachLocal, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:
21700 Oxnard Street, Suite 1600
Woodland Hills, California 91367

Item 2(a).	Name of Person(s) Filing:
Rho Ventures V, L.P. (“RV V”)
Rho Ventures V Affiliates, L.L.C. (“RV V Affiliates”)
Rho Capital Partners LLC (“RCP LLC”)
RMV V, L.L.C. (“RMV”)
Joshua Ruch (“Ruch”)
Habib Kairouz (“Kairouz”)
Mark Leschly (“Leschly”)

Item 2(b).	Address of Principal Business Office:
Rho Ventures
152 W 57th Street, 23rd Floor
New York, New York 10019

Item 2(c).	Citizenship:

RV V	Delaware, United States of America
RV V Affiliates	Delaware, United States of America
RCP LLC	Delaware, United States of America
RMV	Delaware, United States of America
Ruch	United States of America
Kairouz	United States of America
Leschly	Kingdom of Denmark

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.00001 per share.

Item 2(e).	CUSIP Number:
75525F 10 4

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable.

CUSIP No.	75525F 10 4
Item 4(a).   Amount Beneficially Owned:
Item 4(b).   Percent of Class:
Item 4(c).   Number of shares as to which such persons have:
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2010:

			Shared	Sole	Shared
	Shares Held	Sole Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage of
Reporting Persons	Directly (1)	Power (1)	Power (1)	Power (1)	Power (1)	Ownership (1)	Class (1, 3)
RV V	3,063,033	0	3,331,966	0	3,331,966	3,331,966	11.9%
RV V Affiliates	268,933	0	3,331,966	0	3,331,966	3,331,966	11.9%
RCP LLC (2)	0	0	3,331,966	0	3,331,966	3,331,966	11.9%
RMV (2)	0	0	3,331,966	0	3,331,966	3,331,966	11.9%
Ruch (2)	0	0	3,331,966	0	3,331,966	3,331,966	11.9%
Kairouz (2)	76,357	76,357	3,331,966	76,357	3,331,966	3,408,323	12.2%
Leschly (2)	0	0	3,331,966	0	3,331,966	3,331,966	11.9%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.

(2)
RMV is the general partner of RV V and the managing member of RV V Affiliates. RCP LLC is the managing member of RMV. As such, RCP LLC and RMV possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. RCP LLC and RMV hold no shares of the Issuer directly. Ruch, Kairouz and Leschly are the managing members of RCP LLC, the managing member of RMV. As such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. Ruch and Leschly hold no shares of the Issuer directly.

(3)
This percentage set forth on the cover sheets are calculated based on 27,903,926 shares of the Common Stock reported to be outstanding as of November 3, 2010 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 4, 2010.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

CUSIP No.	75525F 10 4

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
Not applicable.

CUSIP No.	75525F 10 4
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 9, 2011

RHO VENTURES V, L.P.
BY: RMV V, L.L.C.
ITS: GENERAL PARTNER

/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

RHO VENTURES V AFFILIATES, L.L.C.
By: RMV V, L.L.C.
ITS: MANAGING MEMBER

/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

RMV V, L.L.C.
BY: RHO CAPITAL PARTNERS LLC
ITS: MANAGING MEMBER

/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

RHO CAPITAL PARTNERS LLC

/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer for Joshua Ruch

/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer for Habib Kairouz

/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer for Mark Leschly
Exhibit(s):
99.1:   Joint Filing Statement